SCHEDULE 13D

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
NA

1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

NA

8. SHARED VOTING POWER

NA

9. SOLE DISPOSITIVE POWER

42,700_________________________________________________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

42,700

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
13. PERCENT OF CLASS REPRESENTED BY ROW 11

2.67

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________


1. NAME OF REPORTING PERSON
Andrew Dakos

2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]
                                                       b[]


3. SEC USE ONLY

4. SOURCE OF FUNDS

WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

NA

8. SHARED VOTING POWER

NA

9. SOLE DISPOSITIVE POWER
9,450
_________________________________________________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
9,450


12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []

13. PERCENT OF CLASS REPRESENTED BY ROW 11
..59

14. TYPE OF REPORTING PERSON

IA

Item 1. SECURITY AND ISSUER
This Schedule 13D relates to the units of Hallwood Realty
Partners, L.P.("Hallwood"). The principal executive offices of Hallwood are located at 3710 Rawlins, Suite 1500, Dallas, TX
75219.

Item 2. IDENTITY AND BACKGROUND
This statement is filed on behalf of Phillip Goldstein, 60
Heritage Drive, Pleasantville, NY 10570 and Andrew Dakos, 43
Waterford Drive, Montville, NJ 07045.

Phillip Goldstein is a self-employed investment advisor. He is also President of Kimball and Winthrop, Inc. 60 Heritage Drive, Pleasantville, NY 10570, an investment advisory firm. Andrew Dakos is President of Elmhurst Capital, Inc. an investment advisory firm and Managing Member of the general partner of Full Value Partners L.P. an investment fund.

During the last 5 years neither Mr. Goldstein nor Mr. Dakos has been convicted in a criminal proceeding, nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Dakos and Mr. Goldstein are U.S. citizens.

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS
Mr. Goldstein has accumulated units of the Issuer on behalf of accounts that are managed by him. All funds that have been utilized to purchase such units are from such accounts or from margin loans from broker dealers where these accounts are held.

Mr. Dakos has accumulated units of the Issuer on behalf of accounts that are managed by him. All funds that have been utilized to purchase such units are from such accounts or from margin loans from broker dealers where these accounts are held.


ITEM 4. PURPOSE OF TRANSACTION

An affiliate of Carl C. Icahn has offered to purchase all outstanding units of Hallwood Realty Partners, L.P. at a price of $100 per unit. Hallwood's general partner, Hallwood Realty, LLC (the "GP") responded to this offer by recommending that unitholders not tender their shares to Mr. Icahn but did not propose a superior transaction to maximize unitholder value. The principals of the GP have a significant conflict of interest in arriving at this recommendation because they earn substantial fee income from Hallwood. If Hallwood were sold or liquidated, they would no longer earn these large fees.

We believe the principals of the GP have breached their fiduciary duty by freely spending Hallwood's money on frivolous lawsuits against unitholders, hiring a public relations firm and a company to "assist with unitholder communications" and retaining investment banker Morgan Stanley & Co. to provide an unnecessary
opinion that Mr. Icahn's offer is inadequate   They have also
threatened to deploy a poison pill but have refused to negotiate with Mr. Icahn or to pursue a superior transaction. All of these actions are designed to protect their fee income and prevent unitholders from being able to determine for themselves what is in their best interest.

The cost of these defensive anti-democratic measures could be more than $3 per unit. The payment to Morgan Stanley of as much as $4 million to tell us what is obvious, i.e., that Hallwood is worth much more than $100 per unit is particularly galling. The GP is already well compensated to monitor the value of Hallwood's assets so paying Morgan Stanley to verify that $100 per unit is inadequate is a blatant waste of partnership assets. We believe that even Mr. Icahn would admit that his offer is only designed to put Hallwood "in play" and that he has almost no chance of gaining control of Hallwood unless the price is raised significantly.

In May 2003, the Delaware Court of Chancery held a hearing in a case remanded to it by the Supreme Court of Delaware for further relief. We believe there is a good chance that the Chancery Court will determine that the GP should be stripped of any voting rights attached to the units it acquired from small unitholders of Hallwood because the transaction constituted a breach of its fiduciary duty. If that happens and if the GP continues to put its own interests ahead of those of unitholders by refusing to pursue a plan of liquidation or another transaction to afford all unitholders full value for their units, we will consider whether to (1) call a special meeting to redeem Hallwood's poison pill and to pursue a transaction to maximize value for all unitholders
(2) solicit consents to replace the GP with a general partner that will commit to pursuing such a transaction and (3) file a lawsuit against the GP for breach of fiduciary duty and waste of partnership assets.



ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
a. As per the quarterly report for the quarter ended March 31, 2003 there were 1,593,948 units of Hallwood outstanding. The percentage set forth in this item (5a) was derived using such number.

Mr. Goldstein is deemed to be the beneficial owner of 42,700 units of Hallwood or 2.67% of the outstanding units. Mr. Dakos is deemed to be the beneficial owner of 9,450 units or .59% of the outstanding units.


b. Power to dispose of securities resides solely with Mr.
Goldstein for 42,700 units. Power to dispose of securities resides solely with Mr. Dakos for 9,450 units.

c. During the last sixty days the following shares of common stock were purchased:
N.A.

d. Beneficiaries of accounts managed by Mr. Goldstein and Mr.
Dakos are entitled to receive any dividends or sales proceeds.

e. NA

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1: Joint Filing Agreement

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 6/9/03

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /s/ Andrew Dakos
Name:   Andrew Dakos



Exhibit 1

Joint Filing Agreement

In accordance with Rule 13d-1 (k) (1) under the Securities
Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of the Schedule 13D
(and all further amendments filed by them) with respect to the units of Hallwood.

Dated: 6/9/03

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein


By: /s/ Andrew Dakos
Name:   Andrew Dakos